October 6, 2021

Re:	Agape ATP Corp Registration Statement on Form S-1 Filed July 20, 2020 File No. 333-239951

Division of Corporation Finance

Office of Life Sciences Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Laura Crotty and Dorrie Yale

Dear SEC Officers:

On behalf of Agape ATP Corp (the “Company”), we have set forth below responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission contained in its letter dated August 3, 2020 with respect to the Registration Statement on Form S-1, File No. 333-239951 (“S-1”), filed on July 20, 2020 by the Company. For your convenience, the text of the Staff’s comments is set forth below in bold, followed in each case by the Company’s responses. Please note that all references to page numbers in the responses are references to the page numbers in revised Form S-1 (the “Revised S-1”), filed concurrently with the submission of this letter in response to the Staff’s comments.

Amendment 1 to Registration Statement on Form S-1 filed July 20, 2020

Cover Page

1. Revise to complete your fee table in the next amendment.

The Company will provide the information supplementally.

2. Please revise the cover page of the registration statement to include the number of shares of common stock to be offered. Refer to Item 501(b)(2) of Regulation S-K and Securities Act Rules Compliance and Disclosure Interpretations Question 227.02. Additionally, please disclose the price of the securities, or the method by which the offering price will be determined, in accordance with Item 501(b)(3).

The Company will provide the information supplementally.

Underwriting, page 103

3. We note your disclosure on page 103 that the Underwriting Agreement provides that the obligation of the underwriter to arrange for the offer and sale of shares is on a best efforts basis. However, the cover page indicates that the offering is to be made on a firm commitment basis. Please reconcile these statements and revise your disclosure accordingly. In the event the offering is to be on a best efforts basis, please provide the disclosure required by Item 501(b)(8)(ii) and (iii) of Regulation S-K. In the event the offering is to be on a firm commitment basis, name the underwriter in the next amendment.

In response to the Staff’s comment, the Company has revised the disclosures in the “Underwriting” section of the Revised S-1.

Should you have any questions relating to the foregoing or wish to discuss any aspect of the Company’s filing, please contact me at +852.5600.0188.

Very truly yours,

/s/ Lawrence S. Venick
Lawrence S. Venick

ACKNOWLEDGEMENT

In response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated August 3, 2020 with respect to the Registration Statement on Form S-1 filed July 20, 2020, File No. 333-239951, by the Company, the undersigned hereby acknowledges that in connection with the revised Form S-1 filed concurrently with the submission of this response, as well as any subsequent amendment thereto filed with the Commission:

●	the filing person is responsible for the adequacy and accuracy of the disclosure in the filings;

●	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

●	the filing person may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Agape ATP Corp

By:	/s/ How Kok Choong
Name:	How Kok Choong
Title:	Chief Executive Officer